September 26, 2006

Via U.S. Mail and Facsimile

Muzaffer Akpinar
Chief Executive Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, Mesrutiyet Caddesi No: 153
34430 Tepebasi, Istanbul, Turkey

	Re:	Turkcell Iletisim Hizmetleri A.S.
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed April 13, 2006
		File No. 1-15092

Dear Mr. Akpinar:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note from your corporate website that you have arrangements with operators in Cuba, Iran, Sudan, and Syria to enable your customers to gain access to international roaming services in those countries. Your Form 20-F does not contain any information regarding roaming arrangements in Cuba, Iran, Sudan, and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and/or export controls. Please describe these arrangements to us, and any other agreements or arrangements pursuant to which you facilitate telecommunications in or with Cuba, Iran, Sudan and Syria.
Discuss
the extent to which such arrangements or agreements involve the governments of these countries, or entities controlled by their governments. Quantify the approximate amount of receipts and obligations associated with arrangements or agreements involving such governments or government-controlled entities during each year for which financial statements are provided in the Form 20-F.
2. We note the disclosure in the Form 20-F, including disclosure on pages 36, 40 and 76, regarding your efforts to invest in Iran. Please provide us with updated information regarding the status of those efforts.
3. Please describe to us in reasonable detail any other past, current, and anticipated operations in or contacts with, Cuba, Iran,
Sudan and Syria not discussed in the Form 20-F, whether through direct or indirect arrangements. Your response should include discussion of the extent to which your dealings have been or will be with the governments of Cuba, Iran, Sudan, and Syria, or entities owned or controlled by those governments.
4. Please discuss the materiality of the operations or other contacts described in response to the foregoing comments, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms for each country, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from business activities in or contacts with each country, during each year for which financial statements are provided in the Form 20-F. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Illinois, Maine, New
Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University, Stanford University, the University of California system, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan, and Syria.



* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance

		Koray Ozturkler
		Fax:  011-90-212-292-9322


Muzaffer Akpinar
Turkcell Iletisim Hizmetleri A.S.
September 26, 2006
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